SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

7874U101

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Novitex Parent, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 30,600,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 30,600,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,600,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person PN

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Novitex Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 968,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 968,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 968,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.7%

14	Type of Reporting Person PN

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Novitex Parent GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person OO

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person PN

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person OO

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person PN

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person OO

CUSIP No. 7874U101		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person PN

CUSIP No. 7874U101

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 31,568,750 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,568,750 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,568,750 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.5%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2701 E. Grauwyler Rd., Irving, Texas 75601.

Item 2.         Identity and Background

This Schedule 13D is filed jointly by (i) Novitex Parent, L.P., a Delaware limited partnership (“Parent”), (ii) Apollo Novitex Holdings, L.P., a Delaware limited partnership (“Novitex Holdings”), (iii) Novitex Parent GP, LLC, a Delaware limited liability company (“Novitex GP”), (iv) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (v) AIF VII Management, LLC, a Delaware limited liability company (“AIF VII LLC”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Apollo Management GP”), (VII) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”

The principal address of each of Parent, Novitex Holdings, Novitex GP, Management VII, AIF VII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Parent is principally engaged in the business of investment in securities of the Issuer.  Novitex Holdings is a limited partner of Parent and is principally engaged in the business of directly and indirectly investing in securities of the Issuer.  Novitex GP serves as the general partner of Parent and Novitex Holdings, and is principally engaged in the business of serving as the general partner of Parent and Novitex Holdings.  Management VII serves as the manager of Novitex GP, and is principally engaged in serving as a manager and providing investment management services to Novitex GP and other Apollo entities.  AIF VII LLC serves as the general partner of Management VII and is principally engaged in serving as the general partner of Management VII.  Apollo Management serves as the sole member-manager of AIF VII LLC and is principally engaged in serving as the sole member-manager of AIF VII LLC, and as a shareholder or member and manager of other Apollo management entities.  Apollo Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member-manager of Apollo Management GP and is principally engaged in the business of serving as the sole member-manager of Apollo Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

On August 23, 2016, Management VII, Apollo Management VI, L.P. and two other Apollo affiliated investment advisers (collectively, the “Apollo Advisers”), without admitting or denying the Commission’s findings of a violation of the Investment Advisers Act of 1940, consented to the entry of an order by the Commission instituting administrative and cease-and-desist proceedings, making findings and imposing a cease-and-desist order as well as civil monetary penalties in the amount of $12,500,000.  With respect to conduct participated in by Management VII, the Commission found that the Apollo Advisers had failed to disclose to investors considering investments in certain private equity funds that they would accelerate monitoring fees charged to portfolio companies when the portfolio company was sold and the monitoring arrangement terminated.  In addition, the Commission found that the Apollo Advisers failed to reasonably supervise a former senior partner who had charged personal items and services to Apollo-advised funds, and failed to adopt and implement written policies and procedures reasonably designed to prevent violations of the Advisers Act arising from the failure to disclose in advance the acceleration of monitoring fees as well as the improper reimbursement of expenses. As a result of this conduct, the Commission found that the Apollo Advisers violated Sections 203(e)(3), 206(2) and 206(4) of the Advisers Act and Rules 206(4)-7 and 206(4)-8 adopted thereunder.

Other than as discussed above, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Parent acquired 30,600,000 shares of Common Stock of the Issuer on July 12, 2017 pursuant to a Business Combination Agreement dated February 21, 2017 (the “Business Combination Agreement”), among the Issuer, Parent, Novitex Holdings, Inc. and the other parties thereto. Upon the closing of the Business Combination Agreement and the transactions contemplated therein, all of the shares of common stock and other equity interests of Novitex Holdings, Inc. previously held Parent were converted into shares of the Common Stock of the Issuer.

Also on July 12, 2017, Novitex Holdings purchased 968,750 shares of Common Stock from the Issuer pursuant to the terms of a subscription agreement (the “Subscription Agreement”) between the Issuer and Novitex Holdings for an aggregate purchase price of $7,750,000 in cash.  Novitex Holdings obtained the funds to purchase the shares of Common Stock from a distribution received from Parent prior to the closing of the Business Combination Agreement.

The summaries of the Business Combination Agreement and the Subscription Agreement as described in this Item 3 do not purport to be complete and are qualified in their entirety by reference to those agreements, which are attached to this Schedule 13D as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by this reference.

Item 4.         Purpose of Transaction

The description of the Director Nomination Agreement as set forth in Item 6 is incorporated herein by reference.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.         Interest in Securities of the Issuer

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.  The percentage of common stock beneficially owned by each Reporting Person in the cover pages of this Schedule 13D is based on 146,910,648 shares of Common Stock of the Issuer that were outstanding as of July 12, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2017.

(b)         See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)          Except as described in this Schedule 13D, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)         Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Business Combination Agreement and Subscription Agreement in Item 3 are incorporated herein by this reference.

Subscription Agreement

On June 15, 2017, the Issuer and Novitex Holdings entered into the Subscription Agreement whereby Novitex Holdings agreed to purchase 968,750 shares of Common Stock from the Issuer upon the closing of the Business Combination Agreement and the satisfaction of certain conditions.  Pursuant to the Subscription Agreement, the Issuer agreed to file a shelf registration statement with the Securities and Exchange Commission to register the resale of the shares of Common Stock purchased by Novitex Holdings (the “Acquired Shares”) within 15 calendar days after the closing of the Business Combination Agreement.  The Issuer agreed to keep the registration statement or a replacement registration statement effective until Novitex Holdings no longer holds any Acquired Shares which may not be disposed of pursuant to Rule 144 under the Securities Act of 1933, as amended.  Novitex Holdings agreed that it would not execute any short sales or engage in other hedging transactions of any kind with respect to Acquired Shares during the period beginning on the date on which the Business Combination Agreement closes and ending six months after the date on which the resale registration statement to be filed by the Issuer is declared effective.

Director Nomination Agreement

On July 12, 2017, the Issuer and Novitex Holdings entered into a Director Nomination Agreement whereby Novitex Holdings will have the right to nominate up to two individuals to serve on the Issuer’s board of directors.  If Novitex Holdings and its affiliates beneficially own at least 5% but less than 15% of the then outstanding shares of Common Stock, Novitex Holdings will have the right to nominate one individual to serve on the Issuer’s board of directors.  In addition, as long as Novitex Holdings and its affiliates continue to beneficially own at least 15% of the then outstanding shares of the Issuer’s Common Stock, Novitex Holdings will have the right to consent if the Issuer proposes to enter into certain related party transactions, adopt an equity incentive plan or amend the same to increase the number of securities that may be granted thereunder, issue certain equity securities, amend the Issuer’s certificate of incorporation or bylaws in a manner that adversely affects Novitex Holdings’ rights under the Director Nomination Agreement or has a disproportionate impact on the interests of Novitex Holdings, enter into certain new lines of business, or increase or decrease the size of the board of directors or change the classes in which the members of the board of directors serve.  The Director Nomination Agreement will terminate if Novitex Holdings and its affiliates no longer beneficially own 5% or more of the then outstanding Common Stock of the Issuer.

Amended & Restated Registration Rights Agreement

On July 12, 2017, the Issuer, Parent, Novitex Holdings and the other stockholders named therein entered into the Amended & Restated Registration Agreement (the “Registration Rights Agreement”).  Under the terms of the Registration Rights Agreement, Parent and certain of the other stockholders named therein, are bound by restrictions on the transfer of the Issuer’s shares of Common Stock that they hold, including a restriction on the sale or transfer of the shares of Common Stock until six months following the date of the Registration Rights Agreement, except for certain permitted transfers, including: (i) as a bona fide gift; (ii) to any trust or entity wholly owned by one or more trusts for the direct or indirect benefit of (A) the restricted stockholder or its stockholders, partners, members or beneficiaries or (B) of any individual related to the restricted stockholder or to the stockholders, partners, members or beneficiaries of such restricted stockholder, by blood, marriage or adoption and not more remote than first cousin; (iii) if a restricted stockholder is a corporation, limited liability company, partnership or trust, the restricted stockholder may transfer shares to any wholly-owned subsidiary thereof, or to the affiliates, stockholders, partners, members or beneficiaries of the restricted stockholder; (iv) pursuant to any take-over bid, acquisition, sale or merger involving the Company; or (v) with the prior written consent of the Company and each other restricted stockholder; provided that in the case of clauses (i) through (v) the distributees or transferees agree to be bound by the same restrictions on transfer.  Transfers are also permitted in the event the underwriters managing an underwritten public equity offering by the Issuer agree by written consent. Novitex Holdings is not bound by these restrictions with regards to the shares that it purchased pursuant to the Subscription Agreement, but would be bound by the restrictions with respect to any shares that may be transferred to Novitex Holdings from Parent.  In addition, Parent and Novitex Holdings and their permitted transferees are entitled to certain registration rights, including the right to participate in five demand registrations and certain “piggyback” registration rights with respect to registration statements filed after the date of the Registration Statement.

Fund Disposition Agreement

On July 12, 2017, Management VII entered into a Fund Disposition Agreement with the Issuer and the lenders identified therein, in connection with a margin loan agreement entered into by the lenders and another stockholder. None of Management VII or any of the other Reporting Persons are a party to the margin loan agreement. Under the Fund Disposition Agreement, Management VII agreed that until payment in full of the obligations under the margin loan agreement, Management VII would not, and would not permit any of its affiliated funds, including Parent or Novitex Holdings, to (i) offer, sell, issue, or contract to sell any shares of the Issuer’s Common Stock, or any securities exchangeable or convertible into shares of the Issuer’s Common Stock (collectively, “Shares”), (ii) enter into a financing transaction secured by any Shares, (iii) grant, occurrence or existence of any lien on any Shares, (iv) contract to purchase or grant any option, right or warrant to purchase any Shares, (v) enter into any swap, hedge or derivative transaction (including by means of a physically- or cash-settled derivative or otherwise) that transfers, in whole or in part, the economic consequences of ownership related to or secured by any Shares, or (vi) establish or increase any put equivalent position or liquidation or decrease of any call equivalent position on Shares within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended.

The summaries of the Business Combination Agreement as incorporated into this Item 6, and the Subscription Agreement, the Director Nomination Agreement, Registration Rights Agreement and Fund Distribution Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements, which are attached to this Schedule 13D as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                   Joint Filing Agreement dated as of July 24, 2017, by and among the Reporting Persons

Exhibit 2:                   Business Combination Agreement dated as of February 21, 2017, between the Issuer and Novitex Holdings (incorporated herein by reference to Annex A to the Issuer’s Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on June 26, 2017 (File No. 005-88578))

Exhibit 3:                   Subscription Agreement dated as of June 15, 2017, between the Issuer and Novitex Holdings

Exhibit 4:                   Director Nomination Agreement dated as of July 12, 2017 between the Issuer and Novitex Holdings (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2017 (File No. 001-36788))

Exhibit 5:                   Amended & Restated Registration Rights Agreement dated July 12, 2017, among the Issuer, Parent, Novitex Holdings and the other stockholders named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2017 (File No. 001-36788))

Exhibit 6:      Fund Distribution Agreement dated as of July 12, 2017 between Management VII, the Issuer and the lenders as identified therein

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 24, 2017

NOVITEX PARENT, L.P.

	By:	Novitex Parent GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO NOVITEX HOLDINGS, L.P.

	By:	Novitex Parent GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

NOVITEX PARENT GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

	By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AIF VII MANAGEMENT, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to the managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers of Management Holdings GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers of Management Holdings GP and as executive officers, managers and directors, as the case may be, of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the shares of common stock included in this report, as well as the shares of Preferred Stock held by any of the Reporting Persons, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.